March 5, 2012

Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, DC 20549-4631

Re:	Your Letter Dated February 24, 2012
Regarding Jacobs Engineering Group Inc. (File No. 1-7463)
Form 10-K for the Year Ended September 30, 2011 Filed November 21, 2011 (the “2011 Form 10-K”)
Form 10-Q for the Period Ended December 30, 2011 Filed January 27, 2012 (the “2012 Q1 Form 10-Q”)
Response dated February 21, 2012

Dear Mr. Decker:
This letter is provided in response to the additional comments contained in your letter referred to above. As used herein, the terms “the Company”, “we”, and “our” are references to Jacobs Engineering Group Inc.
We provide the following responses to Staff’s comments. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in your letter. Staff's comments are presented first in italicized text with our responses immediately following.
Form 10-K for the Year Ended September 30, 2011
General
1.    Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.
RESPONSE:
To the extent a comment requests additional disclosures or other revisions, such additional disclosures or revisions, where appropriate, are set forth in the related response. Where indicated, the requested disclosures or revisions will be included in our future filings.

Management’s Discussion and Analysis
Critical Accounting Policies
Testing Goodwill for Impairment, page 33
2.    We note your response to comment two in our letter dated February 8, 2012. On page 25, you disclose that you perform your annual impairment reviews of goodwill at the end of the third quarter of your fiscal year. You state that the principal reason for the increase in the earnings multiple in fiscal 2011 was the reduction in your earnings per share during this period while the stock price remained relatively unchanged. Your selected quarterly data on page F-36 indicates that your earnings per share during the four quarters ended July 1, 2011 increased compared to the four quarters ended July 2, 2010. Please advise.
RESPONSE:
In performing the market-based valuation of our reporting units, we use earnings per share ("EPS") information that is publicly available at each trading day for the preceding twelve months ending on the date the impairment test is performed. As a result, EPS for the third fiscal quarter ended nearest the date the goodwill impairment test is performed, is not publicly available and is therefore not included in the calculation of the trailing twelve month ("TTM") EPS used in the test.
In addition, since we use a market-based valuation method, we adjust the earnings used in our impairment test for certain anomalous or one-time items we believe market participants would discount or disregard in valuing the Company. In that regard, for the fiscal 2011 test, we excluded the effects of the SIVOM judgment.
Using the methodologies described above, the following table presents the adjusted TTM EPS used for fiscal 2011 and 2010:

TTM EPS at 7/1/2011		TTM EPS at 7/2/2010
Q2 2011	$0.63	Q2 2010	$0.62
Q1 2011	0.52	Q1 2010	0.58
Q4 2010	0.61	Q4 2009	0.63
Q3 2010 (1)	0.63	Q3 2009	0.76
TTM EPS	$2.39	TTM EPS	$2.59
(1) Excludes a non-recurring loss of $0.48 related to the SIVOM judgment.
Financial Statements
Notes to the Financial Statements
Note 6. Borrowings, page F-19
3.    We note your response to comment seven in our letter dated February 8, 2012, including your belief that it is not reasonably likely that you will breach your covenants. Given that your notes payable and long-term debt amounts have increased significantly from $80 million at October 1, 2010 to $568 million at September 30, 2011, we continue to believe you should disclose whether you were in compliance with your debt covenants. You should also consider further disclosing the specific terms of your debt covenants to which you are subject with any required ratios/amounts.

RESPONSE:
We will disclose whether we are in compliance with our debt covenants in future filings.
With respect to providing additional disclosure regarding the specific terms of the debt covenants to which we are subject, we will consider providing such additional disclosure in our future filings, if we conclude that an understanding of such covenants (including the details of the calculations of the specific ratios and amounts) would be helpful to the readers of our financial statements in understanding any risk to the Company's ability to access its credit facilities to fund its operations, make acquisitions, or otherwise meet its financial obligations when they fall due.
Form 10-Q for the Period Ended December 30, 2011
General
4.    Please address the above comments in your interim filings as well, as applicable

RESPONSE:
The Company will address any applicable comments in our interim filings.

* * * * *

We hope this response has addressed all of Staff’s comments.

Very truly yours,

JACOBS ENGINEERING GROUP INC.

By:	/s/ John W. Prosser, Jr.
John W. Prosser, Jr.
Executive Vice President
Finance and Administration

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